Exhibit 21.1

Subsidiaries of Rhythm Pharmaceuticals, Inc.

Entity	Jurisdiction of Organization or Incorporation
Rhythm Securities Corp.	Massachusetts
Rhythm Pharmaceuticals Canada Inc.	Canada
Rhythm Pharmaceuticals France SAS	France
Rhythm Pharmaceuticals Germany GmbH	Germany
Rhythm Pharmaceuticals Italy S.r.l.	Italy
Rhythm Pharma K.K.	Japan
Rhythm Pharmaceuticals Spain, SL	Spain
Rhythm Pharmaceuticals Switzerland GmbH	Switzerland
Rhythm Pharmaceuticals Netherlands B.V.	The Netherlands
Xinvento B.V.	The Netherlands
Rhythm Pharmaceuticals UK Limited	United Kingdom